Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

DAIICHI SANKYO to Reduce Capital Reserves

Tokyo, May 26, 2006 – DAIICHI SANKYO COMPANY, LIMITED (hereinafter “DAIICHI SANKYO”) decided at its May 26, 2006 board of directors meeting that a reduction in capital reserves will be tabled for discussion at the company’s first general ordinary meeting of shareholders scheduled for June 29, 2006.

1. Purpose of reducing capital reserves

In accordance with the provisions outlined in Article 448, Paragraph 1 of the Japanese Corporate Law, DAIICHI SANKYO will reduce its capital reserves for transfer to other capital surplus. The company intends to implement more flexible and strategic capital policy measures, such as by ensuring and reinforcing surplus available for dividends and repurchasing its own shares.

2. Amount of capital reserves to be reduced

903,491,489,399 yen

(As the reduction amount will be transferred to other capital surplus, the sum total of the capital account will not change.)

3. Schedule for capital reserves reduction

(1) Resolution at board of directors meeting	May 26, 2006

(2) Resolution at general ordinary meeting of shareholders

June 29, 2006 (tentative)

(3) Creditor objection deadline	August 14, 2006 (tentative)

(4) Proposed effective date	August 15, 2006 (tentative)

This capital reserves reduction will not influence company performance.